EXHIBIT 99.1

DAIRY MAX AND GAMING COMMUNITY NETWORK HOST

FIRST LOUISIANA MADDEN NFL TOURNAMENT

TO PROMOTE NUTRITION AND HEALTHY LIFESTYLES AMONG STUDENTS

One Student Will Win the Opportunity to

Play Current NFL Player in Madden, as Part of Level Unlocked Madden Broadcast

New Orleans, LA – July 5 – Dairy MAX, one of the leading regional dairy councils in America, and Gaming Community Network (GCN), a GameSquare Holdings' company (NASDAQ:GAME | TSXV:GAME), have announced the “Level Unlocked Tournament.” This event aims to bring together students and the broader gaming community to educate young gamers on the importance of fueling their body with healthy foods, so they have the energy to play their game.

In June, students in Louisiana participated in a video submission challenge for the opportunity to play Madden NFL 23 against NFL player, James Washington, during a match to be broadcasted live on July 19th at 1:00 PM CT. The students were tasked with creating a video that showcased their love for the New Orleans Saints, while sharing how dairy fuels their game. Submissions were evaluated on creativity and team spirit. In addition to winning the gaming experience of a lifetime, the lucky student will receive free food from Raising Cane’s for a year and two tickets to a future New Orleans Saints game. All are encouraged to tune in to the final broadcast on Twitch at twitch.tv/gcn_gg or on YouTube at youtube.com/@GCN_gg.

“Dairy farmers recognize the pivotal role they play in youth health and wellness, and the importance in providing them with proper nutrition to support their active lifestyles,” says Mike Konkle, Dairy MAX CEO. “Opportunities like the Level Unlocked Madden Broadcast offer a platform for us to capture the attention of younger consumers in a virtual world, broaden our reach, diversify our messaging and key in on the importance dairy plays in their overall performance and well-being.”

Dairy MAX, in partnership with the New Orleans Saints, promotes the importance of healthy, balanced eating for performance in school, in-game and on the field. As gaming and esports continue to gain momentum and capture the attention of millions of fans worldwide, Dairy MAX recognizes the importance of providing support and resources to gamers who prioritize their well-being and performance. Using a gamified approach to health and wellness, the Level Unlocked platform highlights the concept of individuality through the unique dietary choices of each gamer and how those choices fuel their physical and cognitive performance. The Level Unlocked Tournament helps further the commitment Dairy MAX has made to this mission.

"Expanding this partnership between Gaming Community Network and Dairy MAX to a club like the New Orleans Saints and their community is truly exciting!" said Drew Brunson, Gaming Community Network’s president. "Amplifying Dairy MAX's mission of healthy lifestyle and balanced nutrition is one that we support and enjoy promoting."

The event will be promoted on social media by Saints wide receiver James Washington and host, Isaiah Stanback, former NFL wide receiver and current host of “Hit Sticks,” an online show breaking down NFL games through the use of Madden. GCN will operate all aspects of the tournament, including talent sourcing and operations.

For more information on Dairy MAX or Level Unlocked visit LevelUnlocked.gg, and to tune in to the tournament, please visit Twitch at twitch.tv/gcn_gg or YouTube at youtube.com/@GCN_gg.

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About Dairy MAX

Founded more than 40 years ago, Dairy MAX is one of the leading regional dairy councils in America – representing more than 900 dairy farmers and serving communities in eight states: Colorado, southwest Kansas, Louisiana, Montana, New Mexico, western Oklahoma, Texas and Wyoming. A nonprofit organization, Dairy MAX is part of a nationwide effort to support dairy farming and drive impact for every dairy farmer, while promoting American agriculture. The organization operates five audience outreach programs: business development, consumer marketing, health and wellness, industry image and relations and school marketing. For more information about Dairy MAX and its team of experts, visit DairyMAX.org. Dairy resources and delicious recipes are available at DairyDiscoveryZone.com.

About Gaming Community Network

GCN is the only independent media group completely dedicated to gaming and esports across community sites, content producers, influencers and tournament/event operators. Bridging the gap between traditional media and gaming with a “Gamer First” promise, GCN’s aggregated & integrated proprietary media network reaches 65M+ MAUs in the US and 115M+ MAUs globally, driving scale for premium content designed to provoke and share conversations. GCN builds bespoke strategy solutions from content creation to full-scale tournaments for any endpoint, be it social, broadcast TV or live stream. GCN collaborates with its partners to deliver memorable experiences for gamers and brands. Learn more at GCN.gg or follow on LinkedIn.

About GameSquare Holdings

GameSquare Holdings Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

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